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                                     FORM 15
      [As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688.]

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number: 1-09381

                        American Health Properties, Inc.
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             (Exact name of registrant as specified in its charter)

           6400 South Fiddler's Green Circle, Suite 1800, Englewood,
                         Colorado 80111 (303) 796-9793
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  1.       Common Stock, $0.01 par value per share

                  2. Depositary Shares, each representing a one-one hundredth of an interest in 8.60% Cumulative Redeemable Preferred Stock, Series B, par value $0.01 per share

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            (Title of each class of securities covered by this Form)

                                      None
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      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [X]               Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(1)(ii)       [ ]               Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(i)        [ ]               Rule 12h-3(b)(2)(ii)      [ ]
Rule 12g-4(a)(2)(ii)       [ ]               Rule 15d-6                [ ]
Rule 12h-3(b)(1)(i)        [X]

Approximate number of holders of record as of the certification or notice date: none

         Pursuant to the requirements of the Securities Exchange Act of 1934 American Health Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 5, 1999                 By: /s/ EDWARD J. HENNING
                                           -------------------------------------
                                       Name:  Edward J. Henning
                                       Title: Senior Vice President, General
                                              Counsel and Corporate Secretary
                                              of Health Care Property
                                              Investors, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.